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Women-ownedMinority-owned
Mickey's Gaming Lounge

Arcade

21 Torrey Street
Brockton, MA 02301
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Data Room
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Mickey's Gaming Lounge is seeking investment to finalize our buildout and launch to the Brockton community.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

We are on a mission to cultivate a memorable experience that captures the thrill and excitement of a professional gaming experience for every passionate or casual gamer in our community.

MGL provides individuals, group of friends and families with a state-of-the-art gaming facility where everyone can have fun and connect in a more authentic way.
Prime location in downtown Brockton, well positioned to capture our local addressable market.
Lean operating costs drive near-term profitability from initial buildout investment.
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BUSINESS MODEL

Our business model is driven by three primary lines of business. Our core offering is a tiered a la carte rate rental for use of facilities, supported by merchandise sales and an event model focused on scheduled tournaments and space rental for corporate and personal functions.

A La Carte Rate Pricing: Tiered session pricing designed to incentivize longer-duration sessions while providing a low-cost entry point for our target market.
Merchandise: High-quality branded merchandise intently designed to foster community and drive awareness.
Event Model: Hosted tournaments across a variety of games and platforms, supplemented by partial or full event space takeovers for Corporate Events, Birthday Parties, etc.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Shelby Odies
Owner

Shelby currently works at SEIU Local 2015, as a communications specialist. She brings to the table years of experience in business management and operational organization.

Dulia Odies
Owner

Dulia has dedicated over 30 years experience as a Program Management Assistant and Accountant. Her background in operational finance and program development provide MGL with a strong financials-first framework for long-term success.

Jeff Michel

Operations Manager

Jeff's primary background as an Test engineer provides on-site management and value to the brick and mortar operations of MGL - His knowledge and experience extends beyond the wires to fulfilling IT and network needs, ensuring that everything runs smoothly (and without lag :P)

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Gaming Computers $9,000
Construction Costs $21,000
Televisions $1,760
Keyboards & Mouses $2,400
Dining Seating $1,600
Gaming Controllers $3,540
Furniture $7,325
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$342,960	$377,256	$403,663	$423,846	$436,561
Cost of Goods Sold	$16,800	$18,480	$19,773	$20,761	$21,383
Gross Profit	$326,160	$358,776	$383,890	$403,085	$415,178

EXPENSES

	Year 1	Year 2	Year 3	Year 4	Year 5
Rent	$78,000	$79,950	$81,948	$83,996	$86,095
Utilities	$21,600	$22,140	$22,693	$23,260	$23,841
Salaries	$112,320	$123,552	$132,200	$138,809	$142,973
Insurance	$1,104	$1,131	$1,159	$1,187	$1,216
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$3,400	$3,485	$3,572	$3,661	$3,752
Legal & Professional Fees	$2,500	$2,562	$2,626	$2,691	$2,758
Operating Profit	$107,236	$125,956	$139,692	$149,481	$154,543

This information is provided by Mickey's Gaming Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
MGL Business Plan & Proposal 2021-2022 (1).pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends December 30th, 2022
Summary of Terms
Legal Business Name Mickeys Gaming Lounge
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 2.5%-6.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition

Currently we have invested around 98,000 from our own personal income into the business.

Forecasted milestones

Mickey's Gaming Lounge forecasts the following milestones:

Hire for the following positions by February, 2023: Manager, Tech Team 1, Tech Team 2

Achieve 500,000 revenue per year by 2026.

Secured location in Brockton, MA

Historical financial performance is not necessarily predictive of future performance.

No operating history

Mickey's Gaming Lounge was established in October, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mickey's Gaming Lounge's fundraising. However, Mickey's Gaming Lounge may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mickey's Gaming Lounge to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mickey's Gaming Lounge operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mickey's Gaming Lounge competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mickey's Gaming Lounge's core business or the inability to compete successfully against the with other competitors could negatively affect Mickey's Gaming Lounge's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mickey's Gaming Lounge's management or vote on and/or influence any managerial decisions regarding Mickey's Gaming Lounge. Furthermore, if the founders or other key personnel of Mickey's Gaming Lounge were to leave Mickey's Gaming Lounge or become unable to work, Mickey's Gaming Lounge (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mickey's Gaming Lounge and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mickey's Gaming Lounge is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mickey's Gaming Lounge might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mickey's Gaming Lounge is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mickey's Gaming Lounge

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mickey's Gaming Lounge's financial performance or ability to continue to operate. In the event Mickey's Gaming Lounge ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mickey's Gaming Lounge nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mickey's Gaming Lounge will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mickey's Gaming Lounge is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mickey's Gaming Lounge will carry some insurance, Mickey's Gaming Lounge may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mickey's Gaming Lounge could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mickey's Gaming Lounge's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mickey's Gaming Lounge's management will coincide: you both want Mickey's Gaming Lounge to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mickey's Gaming Lounge to act conservative to make sure they are best equipped to repay the Note obligations, while Mickey's Gaming Lounge might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mickey's Gaming Lounge needs more capital in the future and takes on additional debt or other sources of financing, the new investors might

have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mickey's Gaming Lounge or management), which is responsible for monitoring Mickey's Gaming Lounge's compliance with the law. Mickey's Gaming Lounge will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mickey's Gaming Lounge is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mickey's Gaming Lounge fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mickey's Gaming Lounge, and the revenue of Mickey's Gaming Lounge can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mickey's Gaming Lounge to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mickey's Gaming Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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